                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                               (FINAL AMENDMENT)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 24)

                           CENTURY PROPERTIES FUND XIX
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
           (Names of Filing Persons (Identifying Status as Offeror,
                           Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
     ----------------------------------------------------------------------
                     Name, address, and telephone numbers of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                                    Copy To:

                                Gregory M. Chait
                               Katherine M. Koops
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
   Transaction valuation*                       Amount of filing paid
--------------------------------------------------------------------------------
   $11,648,528                                  $2,330 (previously paid)
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 40,167.34 units of limited partnership interest of the subject partnership for $290.00 per unit. The amount of the filing fee equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                       Filing Party:

Form or Registration No.:                        Date Filed:

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject     [ ] going-private transaction
          to Rule 14d-1                            subject to Rule 13e-3
      [ ] issuer tender offer subject to       [X] amendment to Schedule 13D
          Rule 13e-4                               under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No. NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            AIMCO PROPERTIES, L.P.
            84-1275721

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                     (a) [ ]
                                                                        (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            WC, BK

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     A.   SOLE VOTING POWER

     B.   SHARED VOTING POWER

            24,458 Units

     C.   SOLE DISPOSITIVE POWER

     D.   SHARED DISPOSITIVE POWER

            24,458 Units

8.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            24,458 Units

9.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES       [ ]

10.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 27.39%

11.  TYPE OF REPORTING PERSON

            PN

CUSIP No. NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            AIMCO-GP, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                     (a) [ ]
                                                                        (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     A.   SOLE VOTING POWER

     B.   SHARED VOTING POWER

            24,458 Units

     C.   SOLE DISPOSITIVE POWER

     D.   SHARED DISPOSITIVE POWER

            24,458 Units

8.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            24,458 Units

9.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES       [ ]

10.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 27.39%

11.  TYPE OF REPORTING PERSON

            CO

CUSIP No. NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            APARTMENT INVESTMENT AND MANAGEMENT COMPANY
            84-129577

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                     (a) [ ]
                                                                        (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     A.   SOLE VOTING POWER


     B.   SHARED VOTING POWER

            49,686.66 Units

     C.   SOLE DISPOSITIVE POWER


     D.   SHARED DISPOSITIVE POWER

            49,686.66 Units

8.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            49,686.66 Units

9.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES        [ ]

10.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 55.65%

11.  TYPE OF REPORTING PERSON

            CO

CUSIP No. NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            IPLP ACQUISITION I, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                     (a) [ ]
                                                                        (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     A.   SOLE VOTING POWER


     B.   SHARED VOTING POWER

            4,982 Units

     C.   SOLE DISPOSITIVE POWER


     D.   SHARED DISPOSITIVE POWER

            4,982 Units

8.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,982 Units

9.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES ?

10.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 5.48%

11.  TYPE OF REPORTING PERSON

            OO

CUSIP No. NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            INSIGNIA PROPERTIES, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                     (a) [ ]
                                                                        (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     A.   SOLE VOTING POWER


     B.   SHARED VOTING POWER

            25,228.66 Units

     C.   SOLE DISPOSITIVE POWER


     D.   SHARED DISPOSITIVE POWER

            25,228.66 Units

8.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            25,228.66 Units

9.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES        [ ]

10.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 25.23%

11.  TYPE OF REPORTING PERSON

            PN

CUSIP No. NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO/IPT, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                     (a) [ ]
                                                                        (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     A.   SOLE VOTING POWER


     B.   SHARED VOTING POWER

            25,228.66 Units

     C.   SOLE DISPOSITIVE POWER


     D.   SHARED DISPOSITIVE POWER

            25,228.66 Units

8.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            25,228.66 Units

9.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES        [ ]

10.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 25.23%

11.  TYPE OF REPORTING PERSON

            CO

            TENDER OFFER STATEMENT/ AMENDMENT NO. 24 TO SCHEDULE 13D

      This is the Final Amendment to the Tender Offer Statement on Schedule TO relating to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase all of the outstanding units, or such lesser number of units as are properly tendered, of limited partnership interest of Century Properties Fund XIX, a California limited partnership (the "Partnership"), at a price of $290.00 per unit, subject to the conditions set forth in the Offer to Purchase dated February 9, 2001, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constituted the tender offer.

      At 5:00 p.m. on March 12, 2001, the offer expired pursuant to its terms. A total of 562 units, representing approximately 0.63% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties has accepted for payment all of those units at a price of $290 per unit.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 22, 2001
                                                AIMCO PROPERTIES, L.P.

                                                By: AIMCO-GP, INC.
                                                         (General Partner)

                                                By: /s/ Patrick J. Foye
                                                    ----------------------------
                                                    Executive Vice President


                                                AIMCO-GP, INC.

                                                By: /s/ Patrick J. Foye
                                                    ----------------------------
                                                    Executive Vice President


                                                APARTMENT INVESTMENT
                                                AND MANAGEMENT COMPANY

                                                By: /s/ Patrick J. Foye
                                                    ----------------------------
                                                    Executive Vice President


                                                IPLP ACQUISITION I, L.L.C.

                                                By: /s/ Patrick J. Foye
                                                    ----------------------------
                                                    Executive Vice President


                                                AIMCO/IPT, INC.

                                                By: /s/ Patrick J. Foye
                                                    ----------------------------
                                                    Executive Vice President


                                                INSIGNIA PROPERTIES, L.P.

                                                By: AIMCO/IPT, INC.
                                                    (General Partner)

                                                By: /s/ Patrick J. Foye
                                                    ----------------------------
                                                    Executive Vice President